CONSENT OF AUTHOR

September 15, 2011

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form (the “AIF”) and Annual Report on
Form 40F (the “Form 40-F”), both dated September 14, 2011

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the reports entitled “Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon” dated September 8, 2011 and “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon” dated September 8, 2011 (collectively, the “Reports”) in the AIF, and to the filing of the AIF as an exhibit to the Form 40-F.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Reports or that the information contained in the AIF that is derived from the Reports does not fairly and accurately represent the information in the Report, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F and any amendments thereto, filed on September 15, 2011, and any amendment thereto.

Sincerely,

/s/ Gilles Arseneau
Gilles Arseneau, Ph.D., P.Geo.